Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

Three months ended March 31, 2023

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

MANAGEMENT’S DISCUSSION AND ANALYSIS

THREE MONTHS ENDED MARCH 31, 2023

INTRODUCTION

The Management’s Discussion & Analysis (“MD&A”) has been prepared by management and reviewed and approved by the Board of Directors of Skeena Resources Limited (“Skeena”, “us”, “our” or the “Company”) on May 11, 2023. The following discussion of performance, financial condition and future prospects should be read in conjunction with the condensed interim consolidated financial statements and the related notes thereto for the three months ended March 31, 2023 and March 31, 2022. In addition, this MD&A should be read in conjunction with the audited annual consolidated financial statements and the related notes thereto for the years ended December 31, 2022 and December 31, 2021. The information provided herein supplements but does not form part of the condensed interim consolidated financial statements. This discussion covers the three months ended March 31, 2023 and the subsequent period up to May 11, 2023, the date of issue of this MD&A.  Monetary amounts in the following discussion are in Canadian dollars, unless otherwise noted.

Additional information, including annual audited consolidated financial statements and more detail on specific mineral exploration properties discussed in this MD&A can be found on the Company’s System for Electronic Document Analysis and Retrieval (“SEDAR”) profile at www.sedar.com, the Company’s Electronic Data Gathering, Analysis, and Retrieval system (“EDGAR”) profile at www.sec.gov, or on the Company’s website: www.skeenaresources.com. Information on risks associated with investing in the Company’s securities is contained in the most recently filed Annual Information Form.

The technical information presented herein has been reviewed by Paul Geddes, P.Geo, the Company’s Senior Vice President of Exploration & Resource Development, and a qualified person as defined by National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) (see “Responsibility for Technical Information” section below).

This MD&A contains forward looking information. Please read the cautionary statements on pages 3 and 4 carefully.

Management’s Discussion & Analysis | 2

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

FORWARD LOOKING STATEMENTS

This MD&A contains certain forward-looking statements or forward-looking information within the meaning of applicable Canadian and US securities laws. All statements and information, other than statements of historical fact, included in or incorporated by reference into this MD&A are forward-looking statements and forward-looking information, including, without limitation, statements regarding activities, events or developments that we expect or anticipate may occur in the future.  Such forward-looking statements and information can be identified by the use of forward-looking words such as  “plans”, “expects” or “does not expect”, “is expected”, “budget” or “budgeted”, “scheduled”, “estimates”, “projects”, “intends”, “proposes”, “complete”, “anticipates” or “does not anticipate”, “believes”, “likely”, “may”, “will”, “should”, “intend”, “anticipate”, “proposed”, “potential”, or variations of such words and phrases or statements that certain actions, events, or results “may”, “can”, “could”, “would”, “might”, “will be taken”, “occur”, “continue”, or “be achieved” or similar words and expressions or the negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. There can be no assurance that the plans, intentions or expectations upon which such forward-looking statements and information are based will occur or, even if they do occur, will result in the performance, events or results expected.

The forward-looking statements and forward-looking information reflect the current beliefs of the Company, and are based on currently available information.  Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to be materially different from those expressed in or implied by the forward-looking statements. The forward-looking information in this MD&A includes, without limitation, estimates, forecasts, plans, priorities, strategies and statements as to the Company’s current expectations and assumptions concerning, among other things, ability to access sufficient funds to carry on operations, financial and operational performance and prospects, ability to minimize negative environmental impacts of the Company’s operations, anticipated outcomes of lawsuits and other legal issues, particularly in relation to potential receipt or retention of regulatory approvals and any future appeals made by the Company in relation to the Albino Lake Storage Facility, permits and licenses, treatment under governmental regulatory regimes, stability of various governments including those who consider themselves self-governing, continuation of rights to explore and mine, collection of receivables, the success of exploration programs, the estimation of mineral resources, the ability to convert resources or mineral reserves, anticipated conclusions of economic assessments of projects, the suitability of our mineral projects to become open-pit mines, our ability to attract and retain skilled staff,  expectations of market prices and costs, exploration, development and expansion plans and objectives, requirements for additional capital, the availability of financing, and the future development and costs and outcomes of the Company’s exploration projects. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to vary materially.

Management’s Discussion & Analysis | 3

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

We caution readers of this MD&A not to place undue reliance on forward-looking statements and information contained herein, which are not a guarantee of performance, events or results and are subject to a number of risks, uncertainties and other factors that could cause actual performance, events or results to differ materially from those expressed or implied by such forward-looking statements and information. Such statements and information are based on numerous assumptions regarding, among other things, favourable equity markets, global financial condition, present and future business strategies and the environment in which the Company will operate in the future, including the price of commodities, anticipated costs, ability to achieve goals (including, without limitation, timing and amount of production), timing and availability of additional required financing on favourable terms, decision to implement (including the business strategy, timing and structure thereof), the ability to successfully complete proposed mergers and acquisitions and the expected results of such acquisitions on our operations, the ability to obtain or maintain permits, mineability and marketability, exchange and interest rate assumptions, including, without limitation, being approximately consistent with the assumptions in the FS (as defined herein), the availability of certain consumables and services and the prices for power and other key supplies, including, without limitation, being approximately consistent with assumptions in the FS, labour and materials costs, including, without limitation, assumptions underlying Mineral Reserve (as defined herein) and Mineral Resource (as defined herein) estimates, assumptions made in the feasibility economic assessment estimates, including, but not limited to, geological interpretation, grades, metal price assumptions, metallurgical and mining recovery rates, geotechnical and hydrogeological assumptions, capital and operating cost estimates, and general marketing, political, business and economic conditions, as applicable, results of exploration activities, ability to develop infrastructure, assumptions made in the interpretation of drill results, geology, grade and continuity of mineral deposits, expectations regarding access and demand for equipment, skilled labour and services needed for exploration and development of mineral properties, and that activities will not be adversely disrupted or impeded by exploration, development, operating, regulatory, political, community, economic and/or environmental risks. Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors. These factors include: the ability to obtain permits or approvals required to conduct planned exploration, development, construction and operation; the results of exploration and development; inaccurate geological and engineering assumptions; unanticipated future operational difficulties (including cost escalation, unavailability of materials and equipment, industrial disturbances or other job action and unanticipated events related to health, safety and environmental matters); social unrest; failure of counterparties to perform their contractual obligations; changes in priorities, plans, strategies and prospects; general economic, industry, business and market conditions; disruptions or changes in the credit or securities markets; changes in law, regulation, or application and interpretation of the same; the ability to implement business plans and strategies, and to pursue business opportunities; rulings by courts or arbitrators, proceedings and investigations; inflationary pressures; the COVID-19 pandemic; the ability of the Company to integrate QuestEx (as defined herein) and other acquired properties into its current business; and various other events, conditions or circumstances that could disrupt Skeena’s priorities, plans, strategies and prospects including those detailed from time to time in the Company’s reports and public filings with the Canadian and US securities administrators, filed on SEDAR and EDGAR.

This information speaks only as of the date of this MD&A. The Company undertakes no obligation to revise or update forward-looking information after the date of this document, nor to make revisions to reflect the occurrence of future unanticipated events, except as required under applicable securities laws or the policies of the Toronto Stock Exchange or the New York Stock Exchange.

Management’s Discussion & Analysis | 4

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

THE COMPANY

The principal business of Skeena is the exploration and development of mineral properties in the Golden Triangle region of northwest British Columbia, Canada. The Company owns or controls several exploration-stage properties in the region, including the past-producing Eskay Creek gold-silver mine (“Eskay Creek” or “Eskay Creek Revitalization Project”), and the past-producing Snip gold mine (“Snip”). The Company released a Feasibility Study (“FS”) on Eskay Creek in September 2022, which highlights an after-tax net present value (“NPV”) of $1.4 billion (5% discount rate), 50% IRR, and a 1-year payback at US$1,700/oz gold (“Au”) and US$19/oz silver (“Ag”). Skeena anticipates that the results from a FS update for Eskay Creek will be released in the latter half of 2023.

The Company was awarded the 2023 A.O. Dufresne Exploration Achievement Award for exploration success and resource growth at Eskay Creek. The award was presented to Skeena during the Canadian Institute of Mining, Metallurgy and Petroleum Awards Gala on May 1, 2023.

In addition to Eskay Creek and Snip, the Company also owns several mineral properties including the Red Chris, KSP, Kingpin, and Sofia properties.

The Company is a reporting issuer in all the provinces of Canada except Quebec, and trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”), both under the symbol SKE, and on the Frankfurt Stock Exchange under the symbol RXF.

EXPLORATION PROPERTIES

See “The Company” section above for discussion of the exploration properties held by the Company. The Company considers the Eskay Creek Revitalization Project to be its primary project.

Eskay Creek Revitalization Project, British Columbia, Canada

Geological background

The Eskay Creek volcanogenic massive sulphide (“VMS”) and epigenetic deposits were emplaced in a submarine bimodal volcanic environment which are believed to be constrained within a contemporaneous fault-bounded basin. The volcanic sequence consists of footwall rhyolite units overlain by younger basalt units. The two are separated by the Contact Mudstone which hosts most of the historically exploited mineralization at Eskay Creek. The Contact Mudstone terrigenous sediments were deposited at a time of depositional quiescence during an otherwise active period of volcanism. This mudstone is spatially and temporally related to the main mineralizing event at Eskay Creek.

The Company’s more recent drilling has intercepted a compositionally similar mudstone unit (the Lower Mudstone) positioned approximately 100 meters (“m”) stratigraphically below the Contact Mudstone. The Lower Mudstone represents a similar period of volcanic quiescence during which clastic sedimentation dominated prior to the onset of bimodal volcanism that formed the Eskay Creek deposits. The presence of the Lower Mudstone demonstrates the stratigraphic cyclicity which is common to the group of VMS deposits worldwide, of which Eskay Creek is a member.

The bonanza precious metal Au-Ag grades and epigenetic suite of associated elements (Hg-Sb-As) occur predominantly within the Contact Mudstone but are not distributed uniformly throughout the unit. Rather, they are spatially associated with, and concentrated near interpreted hydrothermal vents fed from underlying syn-volcanic feeders. Company drilling has recently intercepted feeder-style, discordant mineralization in the footwall rhyolites.

Management’s Discussion & Analysis | 5

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Historically, the underlying rhyolite-hosted feeder style mineralization was minimally exploited due to its lower Au-Ag grades. It is noteworthy this rhyolite-hosted mineralization is not enriched in the Hg-Sb-As suite of elements and was often blended with mudstone-hosted zones to reduce smelter penalties for the on-site milled concentrates and direct shipping ore.

Mining history

The Eskay Creek property was historically operated as a high-grade underground operation. Underground mining operations were conducted from 1995 to 2008. From 1995 to 1997, ore was direct-shipped after blending and primary crushing. From 1997 to closure in 2008, ore was milled on site to produce a shipping concentrate.

Eskay Creek’s historic production was 3.3 million ounces of gold and 162 million ounces of silver from 2.3 million tonnes (“Mt”) of ore from 1995 until closure in 2008. The property was regarded as having been the highest-grade operation in the world at 45 grams per tonne (“g/t”) gold average grade non inclusive of silver credits.

The Eskay Creek mine historical production is summarized in Table 1.

Table 1: Production History

Year	Gold Produced (oz)	Gold Produced (kg)	Silver Produced (kg)	Silver Produced (oz)	Ore Tonnes Milled	Ore Tonnes Shipped Direct
1995	196,550	6,113	309,480	9,950,401	—	100,470
1996	211,276	6,570	375,000	12,057,000	—	102,395
1997	244,722	7,612	367,000	11,799,784	—	110,191
1998	282,088	8,774	364,638	11,723,841	55,690	91,660
1999	308,985	9,934	422,627	13,588,303	71,867	102,853
2000	333,167	10,363	458,408	14,738,734	87,527	105,150
2001	320,784	9,977	480,685	15,454,984	98,080	109,949
2002	358,718	11,157	552,487	17,763,562	116,013	116,581
2003	352,069	10,951	527,775	16,969,022	115,032	134,850
2004	283,738	8,825	504,602	16,223,964	110,000	135,000
2005	190,221	5,917	323,350	10,396,349	103,492	78,377
2006	106,880	3,324	216,235	6,952,388	123,649	18,128
2007	68,000	2,115	108,978	3,503,861	138,772	—
2008	15,430	480	27,800	893,826	31,750	—
Totals	3,272,628	102,112	5,039,065	162,016,018	1,051,892	1,205,604

Skeena exploration history

In August 2018, Skeena commenced an initial surface drill program at Eskay Creek. This first phase of exploratory and definition drilling was focused on the historically unmined portions of the 21A, 21C and 22 Zones of mineralization.

Management’s Discussion & Analysis | 6

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

These near-surface targets are located proximal to the historical mine footprint and held potential for expansion of mineralization which may be suitable for open-pit mining. The goal of the Phase I program was to increase drill density in select areas of mineralization to increase confidence in the resource and allow for future mine planning, collect fresh material for preliminary metallurgical testing and expand exploration into areas that had not previously been drill tested to delineate additional resources. The results of this drill program were incorporated into the results of an initial resource estimate for the Eskay deposit.

The 2019 Phase I infill and expansion drilling program at Eskay Creek successfully upgraded the Inferred Resources hosted in the various zones. During this program, two additional drill holes (SK-19-063 and SK-19-067), were extended below the Inferred resources to test the exploration potential of a secondary and lesser-known mineralized mudstone horizon, termed the Lower Mudstone.

On November 7, 2019, the Company published a Preliminary Economic Assessment (“PEA”) prepared by Ausenco Engineering Canada Inc. (“Ausenco”), supported by SRK Consulting (Canada) Inc. (“SRK”), and AGP Mining Consultants Inc. (“AGP”), for the Eskay Creek Revitalization project. On September 1, 2021, the Company advanced the PEA to a prefeasibility study and published a Prefeasibility Study for the Eskay Creek Revitalization project prepared by Ausenco, SRK, and AGP (the “PFS”).

On September 19, 2022, the Company published a FS for the Eskay Creek Revitalization project, prepared by Ausenco.  See below for further details relating to the FS.

Acquisition from Barrick

On October 2, 2020, Skeena completed the acquisition of 100% ownership interest in Eskay from Barrick in exchange for:

●	the issuance to Barrick of 5,625,000 units, with each unit comprised of one common share of Skeena and one non-transferrable half warrant exercisable at $10.80 per common share until October 2, 2022 (fully exercised on March 23, 2022); and
●	the grant of a 1% net smelter return (“NSR”) royalty on the entire Eskay Creek land package, of which the Company repurchased half, or 0.5%, of the NSR royalty from Barrick on September 23, 2022 (the “Barrick NSR”), for cash consideration of $17,500,000.

The common shares issued pursuant to the acquisition of Eskay were valued at $59,400,000, and the warrants were valued at $11,326,000 using the Black-Scholes pricing model. Along with the 100% ownership interest in Eskay valued at $72,164,000, the Company acquired equipment valued at $126,000 and assumed an associated asset retirement obligation of $1,564,000 at the time of acquisition.

On December 23, 2021, Skeena granted Franco-Nevada Corporation (“Franco-Nevada”) a right of first refusal over the sale of the Barrick NSR (the “ROFR”). On December 30, 2022, Franco-Nevada exercised the ROFR and acquired the Barrick NSR for cash consideration of $27,000,000 and contingent cash consideration of $1,500,000 which is payable upon the completion of certain milestones.

Skeena has varying NSR royalty obligations on the various claims that make up Eskay. The NSR royalty obligations are further discussed in the FS. In addition, Skeena and Franco-Nevada have entered into an amendment to the terms of their existing royalty agreement such that it will cover the same tenures as are covered in the existing Barrick royalty agreement.

Management’s Discussion & Analysis | 7

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

RECENT PROGRESS

2021/2022 Exploration Drilling

In 2021, the Company initiated a program to perform focused and expedited regional and near mine exploration with the goal of discovering additional resources that would supplement the Eskay Creek PFS mine plan. Exploration was focused on defining bodies of near surface, bulk tonnage Au-Ag mineralization with preference given to targets with spatial proximity to the proposed processing facilities. In addition, a comprehensive compilation of the project databases was completed to study the regional stratigraphy of the Eskay Creek depositional basin in order to explore for additional centers of mineralization.

Exploratory drilling was performed in both the near mine and regional context in 2021. The first of these programs (Q1 2021) totalled 13,423 metres (50 drill holes).  In H2 2021, a second campaign of regional and near mine exploratory drilling program totalling 12,890 metres resulted in the discovery of the 23 Zone and also the new 21A West Zone. In 2022, a total of 55,674 metres has been drilled as part of the regional and near mine exploration program.

During 2022, exploratory drill hole SK-22-1081 identified a completely new occurrence of Rhyolite-hosted mineralization situated 650 metres down dip of the NEX Zone in the Eskay Deeps. This very broad interval grades 3.79 g/t Au, 59.4 g/t Ag over 32.19 metres and includes numerous high tenor subintervals including 10.15 g/t Au, 44.0 g/t Ag over 1.00 metres, and 2.33 g/t Au, 699.0 g/t Ag over 1.00 metres. Supported by modern geophysical data, lithogeochemical and structural studies, this new intersection corroborates the current thesis that the strike extension of the entire Eskay Creek Rift north of the NEX Zone has been offset northwest of its previously inferred trend.  Due to the paucity of historical drilling, the area west of the formerly interpreted extension provides for exceptional exploration potential especially considering this new occurrence of feeder style mineralization.

Situated beyond the extents of the currently defined pit-constrained resources at Eskay Creek, the Company has discovered a new zone of near surface Au-Ag mineralization beginning only 15 m vertically below surface. This new 23 Zone was revealed by Q4 2021 drilling as part of the ongoing regional exploration program. Positioned 200 m east of the high-grade 21A Zone, the area was historically drilled from surface by previous operators on widely spaced drill centers. Selective drill hole sampling during this era meant that the discovery of the larger and more robust mineralized widths observed as a result of the 2021 drilling program, were missed historically.

Mineralization in the 23 Zone is almost exclusively hosted within dacitic volcanic rocks and to a lesser degree, the overlying Lower Mudstone unit. As such, the Au-Ag tenor is consistent with that observed in footwall mineralization elsewhere on the property (21A, 21B, 21C, 22 Zones). Concentrations of the epithermal suite of elements (As, Hg, Sb) are negligible, as is the case with this style of footwall mineralization across Eskay Creek. To date, the mineralized horizons comprising the 23 Zone have been traced by variably spaced exploratory drilling from the 21E Zone south for approximately 800 metres. Drilling has outlined mineralization from surface to more than 300 metres below surface and the zone remains open for expansion.

The 21A West Zone has been further defined in 2022 by drilling over a 350 metre strike length from surface to 200 metres below surface. Horizontal widths of the zone vary and range from thicknesses of 1 to 50 metres. The 21A West Zone remains open for expansion along strike as well as at depth.

The 21A West Zone and 23 Zones, discovered by Skeena in 2021 represent rhyolite-dacite hosted synvolcanic feeder style mineralization that has not yet been included in any Mineral Resource Estimates (“MRE”) or economic analyses. With all analytical results now received from the 2022 drilling program, the Company will be incorporating all drilling data from after September 2021 into an updated MRE scheduled for completion in H1 2023.

Management’s Discussion & Analysis | 8

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

2022 Feasibility Study - Eskay Creek Project

On September 8, 2022, the Company announced the results of a FS which was filed on SEDAR on September 19, 2022. Cut-off grades are based on a price of US$1,700 per ounce of gold, US$23 per ounce silver, and gold recoveries of 90%, silver recoveries of 80% and without considering revenues from other metals. Gold equivalent (“AuEq”) is determined as Au (g/t) plus Ag (g/t) divided by 74.

The FS highlights include:

●	After-tax NPV (5%) of $1.41 billion at a base case of US$1,700 gold and US$19 silver
●	Robust economics with an after-tax internal rate of return (“IRR”) of 50.2% and an after-tax payback on pre-production capital expenditures of 1 year
●	High-grade open pit averaging 3.87 g/t AuEq (2.99 g/t gold, 79 g/t silver) (diluted) with a strip ratio of 7.5:1
●	Years 1 - 5 average annual production of 431,000 AuEq ounces (“oz”), or 431 thousand ounces (“koz”)
●	Life of mine (“LOM”) production of 3.2 million AuEq oz from 2.4 million oz of gold and 66.7 million oz of silver
●	Estimated pre-production capital expenditures (“CAPEX”) of C$592 million, yielding an after-tax NPV:CAPEX ratio of 2.4:1
●	LOM all-in sustaining cost (“AISC”) of US$652/oz AuEq recovered in concentrate
●	Proven and Probable open-pit mineral Reserves of 29.9 million tonnes containing 2.87 million oz gold and 75.5 million oz silver (combined 3.85 million AuEq oz)
●	A carbon intensity of 0.20 t CO2e/oz AuEq produced, positioning Eskay Creek to be one of the lowest carbon intensity mines worldwide

Table 2: 2022 Eskay Creek Feasibility Study Project Parameters

Base Case Economic Assumptions
Gold Price (US$/oz)	$1,700
Silver Price (US$/oz)	$19
Exchange Rate (C$/US$)	0.76
Discount Rate	5%
Contained Metals
Contained Gold Ounces (koz)	2,874
Contained Silver Ounces (koz)	75,538
Mining
Mine Life (years)	9
Strip Ratio (Waste: Mineralization)	7.5:1
Total Material Mined (excluding rehandle) (Mt)	255
Total Mineralized Material Mined (Mt)	29.9
Processing
Processing Throughput (million tonnes per annum)	3.0 (Yr 1 - 5) 3.7 (Yr 6 - 9)
Average Diluted Gold Grade (g/t)	2.99
Average Diluted Silver Grade (g/t)	78.55

Management’s Discussion & Analysis | 9

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Production
Gold Recovery (%)	84.2
Silver Recovery (%)	88.3
LOM Gold Production (koz)	2,419
LOM Silver Production (koz)	66,707
LOM AuEq Production (koz)	3,164
LOM Avg. Annual Gold Production (koz)	269
LOM Avg. Annual Silver Production (koz)	7,412
LOM Avg. Annual AuEq Production (koz)	352
Operating Costs Per Tonne
Mining Cost (C$/t Mined)	$3.72
Mining Cost (C$/t Milled)	$30.12
Processing Cost (C$/t Milled)	$16.91
G&A Cost (C$/t Milled)	$4.20
Total Operating Costs (C$/t Milled)	$51.24
Other Costs
Transport to Smelter (C$/wet metric tonne)	$140
Royalty (NSR %)	2.0%
Cash Costs and All-in Sustaining Costs
LOM Cash Cost (US$/oz Au) net of silver by product	$253
LOM Cash Cost (US$/oz AuEq) co-product	$572
LOM AISC (US$/oz Au) net of silver by-product	$355
LOM AISC (US$/oz AuEq) co-product	$652
Capital Expenditures
Pre-production Capital Expenditures (in millions of Canadian dollars (“C$M”))	$592
Expansion Capital Expenditures (C$M)	$40
Sustaining Capital Expenditures (C$M)	$140
Closure Expenditures (C$M)	$138
Economics
After-Tax NPV (5%) (C$M)	$1,412
After-Tax IRR	50.2%
After-Tax Payback Period (years)	1.0
After-Tax NPV / Initial Capex	2.4
Pre-Tax NPV (5%) (C$M)	$2,094
Pre-Tax IRR	59.5%

Management’s Discussion & Analysis | 10

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Pre-Tax Payback Period (years)	0.99
Pre-Tax NPV / Initial Capex	3.5
Average Annual After-tax Free Cash Flow (Year 1-9) (C$M)	$293
LOM After-tax Free Cash Flow (C$M)	$2,110

Table 3: After-Tax NPV (5%) and IRR Sensitivities to Commodity Prices (Feasibility Study)

	Even Lower Case	Lower Case	Base Case	Higher Case	Upside Case
Gold Price (US$/oz)	$1,500	$1,600	$1,700	$1,800	$1,900
Silver Price (US$/oz)	$15	$17	$19	$21	$23
After-Tax NPV (5%) (C$M)	$1,044	$1,228	$1,412	$1,596	$1,780
After-Tax IRR (%)	41.0%	45.7%	50.2%	54.6%	58.7%
After-Tax Payback (years)	1.29	1.14	1.01	0.93	0.83
After-Tax NPV/Initial Capex	1.8	2.1	2.4	2.7	3.0
Average Annual After-Tax Free Cash Flow (Years 1 - 9) (C$M)	$237	$265	$293	$321	$350

2023 Regional Exploration Program

The Company completed a program to perform focused and expedited regional and near mine exploration during 2022 with the goal of discovering additional resources that will supplement the existing Eskay Creek FS mine plan. Exploration focused on defining bodies of near surface, bulk tonnage Au-Ag mineralization with preference given to targets with spatial proximity to the proposed processing facilities. In addition, a comprehensive compilation of the project databases was completed to study the regional stratigraphy of the Eskay Creek depositional basin to explore for additional centers of mineralization. A total of 55,563 metres has been drilled as part of the regional exploration program.

ENVIRONMENTAL, SOCIAL AND CORPORATE GOVERNANCE UPDATE

Environmental

Skeena is committed to minimizing any negative environmental impacts from its operations and identifying opportunities to improve upon the environmental impacts of historical operations. As a high-grade ore body with a small operational footprint, Eskay Creek is expected to have much lower carbon emissions than comparable mines, and the proximity to hydroelectric power presents an opportunity to reduce this further. One of Skeena’s core values is to respect and protect the land for future generations. Skeena’s employees, contractors and leadership live these values while conducting Skeena’s operations. A key example of this commitment to Skeena’s core values was the donation of the Spectrum property to create the nature conservancy further described below in the section “Relations with Indigenous Communities.”

Management’s Discussion & Analysis | 11

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Permitting Considerations

Eskay Creek is an operating mine under the Mines Act, currently on care and maintenance. The site has been maintained in good standing and environmental monitoring has been ongoing during operations and since the site was closed in 2008. There is a substantial database of environmental information for the site and region spanning almost 30 years. To accommodate the mine design contemplated for future development, updated Environmental Assessment and mine permits will be required. Environmental and socio-economic baseline studies are ongoing to support the Environmental Assessment and permitting processes.

The Company is in the Environmental Assessment process. The Impact Assessment Agency of Canada (IAAC) issued a Substitution Decision for the Project in November 2022, so Eskay Creek will undergo a single assessment under the BC process and IAAC will participate in the BC process.  The Eskay Creek Revitalization Project achieved a Readiness determination from the BC government and the Tahltan Central Government (the “TCG”) in November 2022, and the Process Order for the project was issued in April 2023.  Eskay Creek is now in the Application Development phase of the BC Environmental Assessment process.

In August of 2022, Skeena received an amended Mines Act Permit which provides flexibility for closure and exploration related activities on the Permitted Mine Area.  The Company continues to advance on numerous operational authorizations that support ongoing and expanded activity at the Project site.

On January 17, 2023, the Company announced that it concluded a joint workplan arrangement with the BC Government and the TCG.  The Eskay Creek Process Charter outlines the manner in which the parties will collaborate on the authorizations that are needed for the Eskay Project and includes an objective timeline for the Project.  The timeline considers Environmental Assessment and permitting requirements and indicates that all permits and authorizations for project construction should be in place by H1 2025.

Social Community Relations

The Company has been working in the Tahltan Territory since 2014 and has developed a strong working relationship with the Tahltan Nation, which has a long-standing relationship with Eskay Creek. Previous operators maintained agreements with the Tahltan which included provisions for training, employment, and contracting opportunities. Skeena also maintains formal agreements with the TCG which guide communications, permitting, capacity and environmental practices for projects in Tahltan Territory. Skeena is currently engaged in Impact Benefit Agreement negotiations with the TCG.

Skeena has established an agreement with the Gitanyow Hereditary Chiefs for participation in the Wilp Sustainability Assessment process. A portion of the traffic required to support the Eskay Creek Project will pass through Gitanyow Territory and the Wilp Sustainability Assessment process is their process to assess the potential impacts of that traffic.  The agreement lays out the process that will be followed and provides for capacity funding to support Gitanyow’s assessment.

Skeena has also entered into an information sharing and confidentiality agreement with the Nisga’a Lisiims Government.  The Eskay Creek Project will make use of port facilities that are within Nisga’a Treaty area and will require certain information from Nisga’a to assess the potential impacts of port use on Nisga’a Treaty rights.  The agreement provides for the information sharing to occur.

Relations with Indigenous Communities

Skeena has established a vision for the Company that includes committing to reconciliation with First Nations peoples through responsible and sustainable mining development, and to deliver value and prosperity to shareholders, employees First Nation partners and surrounding communities.

Management’s Discussion & Analysis | 12

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

One of Skeena’s core principles is to work closely with First Nations communities to achieve the responsible development of our projects, and to make a positive difference in the places we work.  Skeena believes in building and sustaining mutually beneficial and supportive relationships with First Nations communities by creating a foundation of trust and respect, through open, honest and timely communication.

On April 8, 2021, Skeena announced that it had returned its mineral tenures on the Spectrum property, enabling the TCG, the Province of BC, Skeena, the Nature Conservancy of Canada and BC Parks Foundation to collaborate and create a nature conservancy, the Tenh Dẕetle Conservancy.

Further to this announcement, the Company announced that it had entered into an investment agreement with the TCG, pursuant to which the TCG invested $5,000,000 into Skeena by purchasing 399,285 Tahltan Investment Rights (“Rights”) for approximately $12.52 per Right. Each Right would vest by converting into one Common Share of the Company upon the achievement of key company and permitting milestones, or over time, as set forth within the agreement, with all Rights vesting by the third anniversary of the agreement. The investment closed on April 16, 2021.

On July 19, 2021, two of the four milestones related to the previously announced Investment Rights Agreement with the TCG were met. As a result of achieving these milestones, 199,642 Rights were converted into 199,642 common shares of the Company. On January 17, 2023, TCG, the Government of BC, and Skeena signed a permitting Process Charter agreement for the Eskay Creek Project, which achieved the first milestone, resulting in the conversion of 119,785 Rights into 119,785 common shares of the Company.

The Eskay Creek site is also subject to assertions of traditional use by Tsetsaut Skii km Lax Ha (“TSKLH”). Skeena has engaged with TSKLH for information sharing about the Eskay Creek project and contracting and business opportunities related to our current activities.

The highway access to the Eskay Creek site and to tidewater ports for future shipping crosses through the Nass Wildlife Area, lands which are subject to the terms of the Nisga’a Final Agreement.  Skeena has engaged with the Nisga’a Lisims Government directly and through the environmental assessment process to explain the project development plans and request feedback.  The highway access also passes through the Traditional Territory of the Gitanyow Hereditary Chiefs.  Skeena has engaged with the Hereditary Chiefs Office to explain the project plans and request feedback.

Governance

In support of the culture and goals of the Company, and to better communicate them as the Company grows, Skeena has established formal mission, vision, and values statements. During 2020 and 2021, the Company also approved and implemented a suite of comprehensive board level policies. A set of complementary operational level policies were developed for staff and contractors and have been implemented to support the board level policies.

On August 20, 2020, the Company received final approval from the TSX to list its shares on the TSX and on October 27, 2021, received listing authorization from the NYSE and began trading on the NYSE on November 1, 2021. In planning for graduation from the TSX Venture Exchange to the TSX and ultimately the NYSE, Skeena continued strengthening its governance practices. A requirement of the TSX and NYSE is for certification from the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) of their responsibilities for the design and maintenance of disclosure controls and procedures and internal controls over financial reporting. During the financial year ended December 31, 2020, the Company designed, adopted, and successfully tested compliance with the COSO 2013 framework for internal controls over financial reporting.

Management’s Discussion & Analysis | 13

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

As part of the focus on ever-improving corporate governance, the Company has also engaged independent corporate governance consultants to further assist with improving Skeena’s policies and procedures as needed.

Environmental, Social, and Governance Report

On May 11, 2023, Skeena published our Environmental, Social and Governance (“ESG”) Report for 2022. The report provides Skeena shareholders and stakeholders with a comprehensive overview of the Company’s ESG practices, commitments and performance for the year.

RECENT TRANSACTIONS

Coast Copper Corp. Transaction

On October 18, 2022, the Company acquired three properties in the Golden Triangle area that are located on either side of Newcrest and Imperial Metals’ Red Chris mine, approximately 20km southeast of the village of Iskut (the “Red Chris Properties”), from Coast Copper Corp. for $3,000,000, payable in six equal payments of $250,000 in cash and $250,000 in common shares. In April  2023, the Company paid $250,000 in cash and issued 30,413 common shares to Coast Copper Corp.

Tudor Gold Corp. Transaction

On October 28, 2022, the Company acquired the Eskay North mineral property in the Golden Triangle area, near Eskay, from Tudor Gold Corp. for share consideration and cash consideration of $1,400,000 payable on the sixth month anniversary of the closing date, which was paid in April 2023.

Financing Transactions

Financing transactions for the three months ended March 31, 2023 are covered in the Discussion of Operations section below.

Other Capital Transactions

On February 14, 2023, the Company granted 145,000 restricted share units (“RSUs”) to various employees of the Company. The RSUs were valued using the share price on the grant date and had a fair value of $1,056,000. The RSUs are for future service of those employees, and will vest over a 36-month period, with one third of the RSUs vesting after 12 months, one third vesting after 24 months, and one third vesting after 36 months.

DISCUSSION OF OPERATIONS

The Company completed the three months ended March 31, 2023 with cash and cash equivalents of $21,702,000. Being in the exploration stage, the Company does not have revenue from operations, and has historically relied primarily on equity funding for its continuing financial liquidity. The Company expects to continue to raise the necessary funds primarily through the issuance of shares, and anticipates financing through a combination of debt, equity and other instruments at the appropriate time in order to pursue the development of the Eskay Creek project.

Management’s Discussion & Analysis | 14

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Private placements and bought deal offering

On December 22, 2022, the Company closed a non-brokered private placement offering, whereby gross proceeds of $3,040,000 were raised by the issuance of 283,286 flow-through shares at a price of $10.73 per flow-through share. In relation to this financing, funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds to March 31, 2023	Amount
Exploration activities	$3,040,000	Exploration activities	$Nil

On December 16, 2022, the Company closed a non-brokered private placement offering, whereby gross proceeds of $10,000,000 were raised by the issuance of 1,000,000 flow-through shares at a price of $10.00 per flow-through share. In relation to this financing, funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds to March 31, 2023	Amount
Exploration activities	$10,000,000	Exploration activities	$Nil

On November 16, 2022, the Company closed a non-brokered private placement offering, whereby gross proceeds of $5,000,000 were raised by the issuance of 250,784 flow-through shares at a price of $7.975 per flow-through share and 333,334 flow-through shares at a price of $9.00 per flow-through share. In relation to this financing, funds raised were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds to March 31, 2023	Amount
Exploration activities	$5,000,000	Exploration activities	$1,820,000

On September 23, 2022, the Company closed a bought deal public offering, whereby gross proceeds of $34,500,000 were raised by the issuance of 5,702,479 common shares at a price of $6.05 per common share (the “September 2022 Offering”). In relation to this financing, net proceeds received by the Company, after deducting the underwriting commissions and expenses, were spent in the following manner, as compared with the planned use of proceeds:

Planned Use of Proceeds	Amount	Actual Use of Proceeds to March 31, 2023	Amount
Purchase of the Barrick NSR, environmental and engineering optimization, permitting, exploration, general working capital and administration.	$34,500,000	Purchase of the Barrick NSR	$17,500,000
		Environmental and engineering optimization	$5,025,000
		Permitting	$4,500,000
		Exploration	$3,500,000
		General working capital and administration	$2,295,000
		Eskay Creek - capital additions[1]	$1,680,000
		Total	$34,500,000

1 During the three months ended March 31, 2023, the Company began purchasing components to build a modular analytical laboratory at Eskay Creek. The laboratory is expected to be operational in H2 2023 and will provide rapid on-site analytical services for geochemical characterization of materials during construction of the Eskay Creek project and in support of quick turn-around sample analysis for exploration drilling. In the future, the laboratory will also support production sampling when the mine is in operation.

Management’s Discussion & Analysis | 15

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Discussion of Exploration and Evaluation Expenses for the Three Months Ended March 31, 2023 and 2022

Three months ended March 31, 2023	Eskay	Snip	Sofia	Total
Accretion	$53	$—	$—	$53
Assays and analysis/storage	908	—	47	955
Camp and safety	8	—	—	8
Claim renewals and permits	313	17	5	335
Community relations	—	—	3	3
Depreciation	433	—	—	433
Drilling	—	—	2	2
Electrical	2	—	—	2
Environmental studies	3,254	75	—	3,329
Equipment rental	166	—	1	167
Fieldwork, camp support	641	8	43	692
Fuel	34	—	—	34
Geology, geophysics, and geochemical	3,733	—	2	3,735
Helicopter	56	—	—	56
Metallurgy	389	—	—	389
Part XII.6 tax	186	—	23	209
Share-based payments	278	—	—	278
Transportation and logistics	369	—	3	372
Total for the period	$10,823	$100	$129	$11,052

There were no exploration and evaluation expenses incurred on KSP, Kingpin and Red Chris during the three months ended March 31, 2023.

Three months ended March 31, 2022	Eskay	Snip	Total
Accretion	$2	$—	$2
Assays and analysis/storage	968	236	1,204
Camp and safety	415	—	415
Claim renewals and permits	91	14	105
Depreciation	509	—	509
Drilling	583	—	583
Electrical	283	—	283
Environmental studies	1,293	25	1,318
Equipment rental	2,262	1	2,263
Fieldwork, camp support	4,585	43	4,628
Fuel	685	—	685
Geology, geophysics, and geochemical	5,759	—	5,759
Helicopter	262	—	262
Metallurgy	17	—	17
Share-based payments	743	—	743
Transportation and logistics	1,227	1	1,228
Total for the period	$19,684	$320	$20,004

Management’s Discussion & Analysis | 16

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Exploration and evaluation expenses were lower for the three months ended March 31, 2023 as compared to the three months ended March 31, 2022 primarily due to a significant reduction in activity on Eskay Creek during the three months ended March 31, 2023 compared to three months ended March 31, 2022. The overall reduction was due to the suspension of on-site operations at Eskay Creek over the winter months. During the three months ended March 31, 2022, the Company incurred higher expenses related to the Eskay Creek FS where similar expenses were not incurred during the three months ended March 31, 2023.

SUMMARY OF QUARTERLY RESULTS

The following tables report selected financial information of the Company for the past eight quarters.

Quarter ended	31-Mar-23	31-Dec-22	30-Sep-22	30-Jun-22
Revenue (1)	$—	$—	$—	$—
Loss for the quarter	$(2) (16,743)	$(3) (16,409)	$(4) (28,778)	$(5) (24,687)
Loss per share	$(0.22)	$(0.22)	$(0.41)	$(0.36)
Quarter ended	31-Mar-22	31-Dec-21	30-Sep-21	30-Jun-21
Revenue (1)	$—	$—	$—	$—
Loss for the quarter	$(6) (19,016)	$(7) (32,752)	$(8) (28,919)	$(9) (25,984)
Loss per share	$(0.29)	$(0.51)	$(0.46)	$(0.44)

(1)	being an exploration stage company, there are no revenues from operations
(2)	includes exploration expenditures of $11,052,000 and share-based payments of $2,160,000
(3)	includes exploration expenditures of $19,658,000 and share-based payments of $2,350,000
(4)	includes exploration expenditures of $28,985,000 and share-based payments of $1,965,000
(5)	includes exploration expenditures of $22,955,000 and share-based payments of $1,903,000
(6)	includes exploration expenditures of $20,004,000 and share-based payments of $1,169,000
(7)	includes exploration expenditures of $30,353,000 and share-based payments of $1,858,000
(8)	includes exploration expenditures of $24,291,000 and share-based payments of $1,631,000
(9)	includes exploration expenditures of $23,619,000 and share-based payments of $6,708,000

Loss and comprehensive loss for three months ended March 31, 2023

Loss of $16,743,000 in the three months ended March 31, 2023 (“Q123”) was lower than the loss during the three months ended March 31, 2022 (“Q122”) of $19,016,000. The primary reason for the decrease in loss in Q123 compared to Q122 is due to a decrease in exploration and evaluation expenses to $11,052,000 (Q122 - $20,004,000), as a result of a suspension of operations over the winter as well as higher expenses that had been incurred in the Q122 related to the Eskay Creek FS.

The decrease in loss was partially offset by a decrease in the flow-through share premium recovery to $197,000 (Q122 - $2,868,000) as a result of a reduction in flow-through eligible spending during Q123 compared to Q122 and an increase in share-based payments to $2,160,000 (Q122 - $1,169,000) which was primarily due to the amounts recognized on RSUs that were issued in 2022, as they vested over time, partly during Q123. Administrative compensation increased to $1,384,000 (Q122 - $563,000) in Q123 due to an overall increase in salaries and bonuses and an increase in staff size. In addition, there was an increase in office and administrative expenses to $385,000 (Q122 - $195,000) which can be attributed to an increase in the Company’s human resources related expenses and higher travel costs.

Management’s Discussion & Analysis | 17

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

As a result of the issuance of flow-through shares during the year ended December 31, 2022, the Company had a commitment to incur $18,040,000 in qualifying Canadian exploration expenses (“CEE”) on or before December 31, 2023. As of December 31, 2022, the remaining commitment was $18,007,000 and during the three months ended March 31, 2023, $1,787,000 of this commitment was satisfied, with $16,220,000 remaining as at March 31, 2023. Flow-through premium recovery varies based on amounts of flow-through financing raised, the share-price premium obtained by the Company at the time of the raise, and the timing of incurring costs that may be used to satisfy the flow-through obligation.

Cash flows for the three months ended March 31, 2023

The Company’s operating activities consumed net cash of $17,809,000 during Q123 (Q122 - $15,579,000). The increase in cash used in operating activities from Q122 to Q123 was primarily due to the timing of payments made towards accounts payable and accrued liabilities during Q123 as well as higher collections of receivables (primarily GST receivable) in Q122 as compared to Q123.

During Q123, the Company’s investing activities consumed net cash of $1,973,000 (Q122 - $493,000). More cash was used in investing activities primarily due to deposits paid for the construction of a modular analytical laboratory at Eskay Creek.

Cash provided by financing activities of $882,000 decreased during Q123 as compared to $32,598,000 during Q122. The decrease can be attributed primarily to the decrease in proceeds received through warrant exercises to $65,000 in Q123 from $30,375,000 in Q122 as well as a decrease in proceeds received through option exercises to $1,020,000 in Q123 from $2,341,000 in Q122. Additionally, lease payments increased to $203,000 in Q123 as compared to $88,000 in Q122 due to two equipment leases entered into in October 2022.

LIQUIDITY AND CAPITAL RESOURCES

The Company relies on share issuances in order to fund its exploration and evaluation activities and other business objectives. As at March 31, 2023, the Company has cash and cash equivalents of $21,702,000. Based on the forecasted expenditures and inflow of funds, this balance will be sufficient to fund the Company’s minimum committed exploration and evaluation expenditures and general administrative costs for at least the next twelve months. However, if the Company continues its current level of exploration and evaluation activities throughout the next twelve months, the current cash balances will not be sufficient to fund these expenditures. In the longer term, the Company’s ability to continue as a going concern is dependent upon successful execution of its business plan (including bringing the Eskay Creek project to profitable operations), raising additional capital or evaluating strategic alternatives for its mineral property interests. The Company expects to continue to raise the necessary funds primarily through the issuance of shares to fund exploration and corporate activities, and expects to evaluate a variety of options to fund the development of the Eskay Creek project. There can be no guarantees that future financings will be available on acceptable terms or at all, in which case the Company may need to reduce its longer-term exploration and evaluation plans.

CRITICAL ACCOUNTING ESTIMATES

Certain accounting estimates have been identified as being critical to the presentation of the Company’s financial condition and results of operations as they require management to make subjective and/or complex judgments about matters that are inherently uncertain, or there is reasonable likelihood that materially different amounts could be reported under different conditions or using different assumptions and estimates. The Company’s significant accounting estimates and judgments are disclosed in Note 2 of the audited consolidated financial statements for the year ended December 31, 2022.

Management’s Discussion & Analysis | 18

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

NEW STANDARDS AND INTERPRETATIONS NOT YET ADOPTED

Disclosure of Accounting Policies (Amendment to IAS 1 and IFRS Practice Statement 2)

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements, and the IFRS Practice Statement 2, Making Materiality Judgements, to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose ‘significant’ accounting policies with a requirement to disclose ‘material’ accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concept when making judgments about accounting policy disclosures.

This amendment is effective for annual financial statements for periods beginning on or after January 1, 2023. Management has adopted the requirements of these amendments for the Company’s annual consolidated financial statements as at and for the year ending December 31, 2023.

FINANCIAL INSTRUMENTS

The Company’s financial instruments consist of cash and cash equivalents, marketable securities, receivables, deposits, contingent consideration receivable, accounts payable and accrued liabilities, other liabilities and commitment to issue shares. It is management’s opinion that the Company is not exposed to significant interest risk arising from the financial instruments. The Company is not exposed to significant credit risk. Interest risk and credit risk are managed for cash and cash equivalents by maintaining deposits in redeemable GICs or savings accounts belonging to a major Canadian bank or credit union. Credit risk is managed for receivables by seeking prompt payment, monitoring the age of receivables, and making follow up inquiries when receivables are not paid in a timely manner. The Company manages its currency risk by periodically adjusting the principal foreign currency cash balances to approximately match foreign currency liabilities. This helps to reduce the Company’s gains and losses as a result of fluctuations in foreign exchange rates. Interest on short-term deposits is classified as interest income on the consolidated statement of loss and comprehensive loss. There are no gains, losses or expenses associated with this financial instrument. The Company does not engage in any hedging activities. Other financial instruments do not generally expose the Company to risk that is significant enough to warrant reducing via purchasing specific insurance or offsetting financial instruments. Further discussion of these risks is presented in Note 4 of the condensed interim consolidated financial statements for the three months ended March 31, 2023.

Management’s Discussion & Analysis | 19

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

RELATED PARTY TRANSACTIONS

Key management compensation

Key management personnel at the Company are the directors and officers of the Company. The remuneration of key management personnel during the three months ended March 31, 2023 and 2022 is as follows:

	2023	2022
Director remuneration	$81	$86
Officer & key management remuneration[1]	$854	$818
Termination benefits	$675	$—
Share-based payments	$1,630	$1,092

1	Remuneration consists exclusively of salaries, bonuses, and health benefits, for officers and key management. These costs are components of both administrative wages and exploration expenses categories in the condensed interim consolidated statements of loss and comprehensive loss.

Other than the amounts disclosed above, there were no short-term employee benefits or share-based payments granted to key management personnel during the three months ended March 31, 2023 and 2022. Share-based payment expenses to related parties are recorded in two separate categories: exploration and evaluation expense of $126,000 (2022 - $302,000) and general and administrative expense of $1,504,000 (2022 - $790,000).

Termination benefits are comprised of $612,000 in cash paid and share-based payments expense of $63,000 attributable to the vesting of incentive stock options granted to the former Chief Operating Officer who left the Company in January 2023.

The overall increase in key management compensation is attributable to the growth of the Company’s operations, the acquisition and retention of key management personnel.

Recoveries

During the three months ended March 31, 2023, the Company recovered salaries of $4,000 (2022 - $1,000) as a result of billing for services provided to Anacott Resources Corp., a company where the CFO of the Company is an officer. The salary recoveries were recorded in administrative salaries expense.

Receivables

Included in receivables as at March 31, 2023 is $4,000 (December 31, 2022 - $6,000) due from companies with common directors or officers, in relation to office rent and other recoveries.

Accounts payable and accrued liabilities

Included in accounts payable and accrued liabilities at March 31, 2023 is $1,048,000 (December 31, 2022 - $708,000) due to key management personnel in relation to compensation noted above.

Management’s Discussion & Analysis | 20

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

DISCLOSURE CONTROLS AND PROCEDURES

Skeena’s disclosure controls and procedures (“DC&P”) are designed to provide reasonable assurance that material information relating to Skeena, including its consolidated subsidiaries, is made known to management by others within those entities, particularly during the period in which this report is prepared and that information required to be disclosed by Skeena in its annual filings, interim filings or other reported filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in the securities legislation. The CEO and CFO have evaluated whether there were changes to the DC&P during the three months ended March 31, 2023, that have materially affected, or are reasonably likely to materially affect, the DC&P. No such changes were identified through their evaluation.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of the Company is responsible for establishing and maintaining internal control over financial reporting as such term is defined in National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings in Canada (“NI 52-109”) and under the Securities Exchange Act of 1934, as amended, in the United States. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of the Company’s financial reporting for external purposes in accordance with IFRS as issued by the IASB. The Company’s internal control over financial reporting includes:

●	maintaining records, that in reasonable detail, accurately and fairly reflect our transactions and dispositions of the assets of the Company;
●	providing reasonable assurance that transactions are recorded as necessary for preparation of the consolidated financial statements in accordance with IFRS as issued by the IASB;
●	providing reasonable assurance that receipts and expenditures are made in accordance with authorizations of management and the directors of the Company; and
●	providing reasonable assurance that unauthorized acquisition, use or disposition of Company assets that could have a material effect on the Company’s consolidated financial statements would be prevented or detected on a timely basis.

The Company’s internal control over financial reporting may not prevent or detect all misstatements because of inherent limitations. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or deterioration in the degree of compliance with the Company’s policies and procedures.

There were no changes to the Company’s internal controls over financial reporting during the three months ended March 31, 2023 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting or disclosure controls and procedures.

Limitation of Controls and Procedures

The CEO and CFO, in consultation with management, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls.

Management’s Discussion & Analysis | 21

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

RISK FACTORS

A detailed description of the risk factors associated with the Company and its business is contained in the Company’s Annual Information Form for the most recent year ended December 31, 2022 which can be found on SEDAR and EDGAR.

Mineral exploration companies face a variety of risks and, while unable to eliminate all of them, the Company aims at managing and reducing such risks as much as possible.

Few exploration projects successfully achieve development due to factors that cannot be predicted or anticipated, and even one such factor may result in the economic viability of a project being detrimentally impacted such that it is neither feasible nor practical to proceed. The Company closely monitors its activities and those factors that could impact them and retains experienced consultants to assist in its risk management and to make timely adequate decisions.

The FS contemplates the interconnection of Skeena’s electrical transmission line to electrical infrastructure owned by an independent third party.  This interconnection would shorten the transmission line that Skeena would have to build in order to connect to the electrical grid. Skeena is currently working with this third party in drafting the interconnection agreement. However, there is a risk that Skeena and the third party may not be able to come to a final agreement, resulting in increased costs for the project.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims, as well as the potential for problems arising from the frequently ambiguous conveyance history characteristic of many mineral properties.

The price of the commodities being explored is also a significant risk factor, as a substantial decline in their price could result in a decision to abandon a specific project.

Environmental laws and regulations could also impact the viability of a project. The Company believes it has complied in all material respects with these regulations, but there can be changes in legislation outside the Company's control that could also add a risk factor to a project. Finally, operating in a specific country has legal, political and currency risks that must be carefully considered to ensure their level is commensurate to the Company's assessment of the project.

Timelines for the Environmental Assessment and permit approvals are not guaranteed.  Any statements made by the Company regarding the completion of environmental assessments or receipt of construction or operating permits are forecasts based on best information available at the time of the statement.  Such timeline forecasts are subject to change based on a variety of technical, regulatory, and community relations factors.

Management’s Discussion & Analysis | 22

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

Development and Operational Risk

Mining development projects and mining operations generally involve a high degree of risk which could adversely impact our success and financial performance. Development projects typically require significant expenditures before production is possible. Actual capital or operating costs may be materially different from estimated capital or operating costs.

Development projects can also experience unexpected delays and problems during permitting, construction and development, during mine start-up or during production. The construction and development of a mining project is also subject to many other risks, including, without limitation, risks relating to:

●	Ability to obtain project financing on commercially reasonable terms, or at all;
●	Ability to obtain regulatory approvals or permits on a timely basis or at all and, if obtained, ability to comply with any conditions imposed by such regulatory approvals or permits and maintain such approvals and permits;
●	Cost overruns due to, among other things, delays, changes to inputs or changes to engineering;
●	Delays in construction and development of required infrastructure and variations from estimated or forecasted construction schedule;
●	Technical complications, including adverse geotechnical conditions and other impediments to construction and development;
●	Accuracy of Reserve and Resource estimates;
●	Accuracy of engineering and changes in scope;
●	Accuracy of estimated metallurgical recoveries;
●	Accuracy of estimated plant throughput;
●	Accuracy of the estimated capital required to build and operate the project;
●	Adverse regulatory developments, including the imposition of new regulations;
●	Fluctuation in prevailing prices for gold, silver and other metals, which may affect the profitability of the project;
●	Community action or other disruptive activities by stakeholders;
●	Adequacy and availability of a skilled workforce;
●	Difficulties in procuring or a failure to procure required supplies and resources to develop, construct and operate a mine;
●	Availability, supply and cost of power;
●	Weather or severe climate impacts;
●	Litigation;
●	Dependence on third parties for services and utilities;
●	The interpretation of geological data obtained from drill holes and other sampling techniques;
●	Government regulations, including regulations relating to prices, taxes and royalties; and
●	A failure to develop or manage a project in accordance with expectations or to properly manage the transition to an operating mine.

Our operations are also subject to all of the hazards and risks normally encountered in the exploration and development of mineral projects and properties, including unusual and unexpected geologic formations, seismic activity, rock slides, ground instabilities or failures, mechanical  failures, flooding and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of facilities, damage to life or property, environmental damage and possible legal liability.

Most of the above factors are beyond the control of the Company. The exact effect of these factors cannot be accurately predicted, but any one of these factors or a combination thereof may have an adverse effect on the Company’s business.

Management’s Discussion & Analysis | 23

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

We are subject to the continued listing criteria of the TSX and the NYSE and our failure to satisfy these criteria may result in delisting of our common shares.

Our common shares are currently listed on the TSX and the NYSE. In order to maintain the listing, we must maintain certain financial and share distribution targets, including maintaining a minimum number of public shareholders, and, in the case of the NYSE, a minimum share price. In addition to objective standards, the TSX or the NYSE may delist the securities of any issuer if, in its opinion: the issuer’s financial condition and/or operating results appear unsatisfactory; if the Company fails to accurately report financial performance on a timely basis; if it appears that the extent of public distribution or the aggregate market value of the security has become so reduced as to make continued listing on the TSX or the NYSE inadvisable; if the issuer sells or disposes of principal operating assets or ceases to be an operating company; if an issuer fails to comply with the listing requirements of TSX or the NYSE; or if any other event occurs or any condition exists which makes continued listing on the TSX or the NYSE, in the opinion of the TSX or the NYSE, inadvisable.

If the TSX or the NYSE delists our common shares, investors may face material adverse consequences, including, but not limited to, a lack of trading market for the common shares, reduced liquidity, decreased analyst coverage of the Company, and an inability for us to obtain additional financing to fund our operations.

Economic and Other Risks

Certain global developments have resulted in additional risk factors that have the potential to introduce uncertainty in the Company’s future operations, particularly during the construction phase of the Eskay Creek project, namely:

●	Changes in general economic conditions, the financial markets, inflation and interest rates and in the demand and market price for our costs, such as labour, steel, concrete, diesel fuel, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar. During the three months ended March 31, 2023 and year ended December 31, 2022, operations have experienced higher inflation on material inputs due to market conditions.
●	Uncertainties resulting from the war in Ukraine, and the accompanying international response including economic sanctions levied against Russia, which has disrupted the global economy, created increased volatility in commodity markets (including oil and gas prices), and disrupted international trade and financial markets, all of which have an ongoing and uncertain effect on global economics, supply chains, availability of materials and equipment and execution timelines for project development. To date, the Company’s operations have not been materially negatively affected by the ongoing conflict in Ukraine, but should this conflict go on for an extended period of time, expand beyond Ukraine, or should other geopolitical disputes and conflicts emerge in other regions, this could result in material adverse effects to the Company.

Acquisition, Business Arrangements and Transaction Risk

The Company may seek new mining and development opportunities in the mining industry as well as business arrangements or transactions. In pursuit of such opportunities, the Company may fail to select appropriate acquisition targets or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their workforce into the Company. Ultimately, any acquisitions would be accompanied by risks, which could include change in commodity prices, difficulty with integration, failure to realize anticipated synergies, significant unknown liabilities, delays in regulatory approvals and exposure to litigation. There may be an inability to complete the investment on the proposed terms or at all due to delays in obtaining or inability to obtain required regulatory and exchange approvals. Any issues that the Company encounters in connection with an acquisition, business arrangement or transaction could have an adverse effect on its business, results of operations and financial position.

Management’s Discussion & Analysis | 24

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

On June 1, 2022, the Company completed the acquisition of all of the issued and outstanding common shares of QuestEx Gold & Copper Ltd. (“QuestEx”). While the Company completed a due diligence investigation of QuestEx and its assets, including reviewing technical, environmental, legal, financial and other matters, certain risks either may not have been uncovered or are unknown at this time. Such risks may have an adverse impact on the Company.

No History of Dividends

The Company has not, since the date of its incorporation, declared or paid any cash dividends on its common shares and does not currently have a policy with respect to the payment of dividends. The payment of dividends in the future will depend on the earnings, if any, and the Company’s financial condition and such other factors as the Board of Directors considers appropriate.

RESPONSIBILITY FOR TECHNICAL INFORMATION

The technical and scientific information relating to exploration activities disclosed in this document was prepared under the supervision of and verified and reviewed by Paul Geddes, P. Geo, the Company’s Senior Vice President of Exploration & Resource Development, and a "Qualified Person" as defined in NI 43-101.

Data verification involves data input and review by senior project geologists at site, scheduled weekly and monthly reporting to senior exploration management and the completion of project site visits by senior exploration management to review the status of ongoing project activities and data underlying reported results.  All drilling results for exploration projects or supporting resource and reserve estimates referenced in this MD&A have been previously reported in news releases disclosures by the Company and have been prepared in accordance with NI 43-101. The sampling and assay data from drilling programs are monitored through the implementation of a quality assurance - quality control (“QA-QC”) program designed to follow industry best practice.

INFORMATION CONCERNING ESTIMATES OF MEASURED, INDICATED AND INFERRED RESOURCES

The mineral reserves and mineral resources included or incorporated by reference in this MD&A have been estimated in accordance with NI 43-101 as required by Canadian securities regulatory authorities, which differ from the requirements of U.S. securities laws. The terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are Canadian mining terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) “CIM Definition Standards – For Mineral Resources and Mineral Reserves” adopted by the CIM Council (as amended, the “CIM Definition Standards”).

The U.S. Securities and Exchange Commission (the “SEC”) has mineral property disclosure rules in Regulation S-K Subpart 1300 applicable to issuers with a class of securities registered under the Securities Exchange Act of 1934 (the “Exchange Act”), which rules were updated effective February 25, 2019 (the “SEC Mineral Property Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Skeena is not required to provide disclosure on its mineral properties under the SEC Mineral Property Rules or their predecessor rules under SEC Industry Guide 7 because it is a “foreign private issuer” under the Exchange Act and is entitled to file reports with the SEC under a multijurisdictional disclosure system (“MJDS”).

Management’s Discussion & Analysis | 25

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

The SEC Mineral Property Rules include terms describing mineral reserves and mineral resources that are substantially similar, but not always identical, to the corresponding terms under the CIM Definition Standards. The SEC Mineral Property Rules allow estimates of “measured”, “indicated” and “inferred” mineral resources. The SEC Mineral Property Rules’ definitions of “proven mineral reserve” and “probable mineral reserve” are substantially similar to the corresponding CIM Definition Standards. Investors are cautioned that, while these terms are substantially similar to definitions in the CIM Definition Standards, differences exist between the definitions under the SEC Mineral Property Rules and the corresponding definitions in the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that Skeena may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had Skeena prepared the mineral reserve or mineral resource estimates under the standards adopted under the SEC Mineral Property Rules.

In addition, investors are cautioned not to assume that any part or all of the mineral resources constitute or will be converted into reserves.  These terms have a great amount of uncertainty as to their economic and legal feasibility. Accordingly, investors are cautioned not to assume that any “measured”, “indicated”, or “inferred” mineral resources that Skeena reports in this MD&A are or will be economically or legally mineable. Further, “inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian securities laws, estimate of “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies, except in rare cases where permitted under NI 43-101.

For these reasons, the mineral reserve and mineral resource estimates and related information in this MD&A may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the U.S. federal securities laws and the rules and regulations thereunder.

CONTINGENCIES

Due to the nature of the Company’s operations, various legal and tax matters arise in the ordinary course of business. The Company accrues such items as liabilities when the amount can be reasonably estimated, and settlement of the matter is probable to require an outflow of future economic benefits from the Company.

OFF BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

Management’s Discussion & Analysis | 26

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

CONTRACTUAL OBLIGATIONS

At March 31, 2023, the Company had the following contractual obligations outstanding:

Contractual Obligations	Total	Less Than 1 Year	1-5 Years	After 5 Years
Accounts payable	$3,551	$3,551	$-	$-
Commitment to spend on exploration (1)	16,220	16,220	-	-
Tudor Gold Corp. Transaction	1,400	1,400	-	-
Coast Copper Corp. Transaction(2)	1,250	500	750	-
Reclamation and mine closure (3)	10,196	28	197	9,971
Lease obligations(4)	23,316	1,307	8,771	13,238
Total	$55,933	$23,006	$9,718	$23,209

(1)	Commitment to spend exploration represents commitments to spend on qualifying CEE as defined in Canadian Income Tax Act. The Company issued flow-through common shares during the year ended December 31, 2022, and thus the Company is required to spend the proceeds on CEE prior to December 31, 2023.
(2)	Relates to the cash obligations pursuant to the Coast Copper Corp. Transaction. Additionally, the Company has a commitment to issue $1,250,000 in common shares based on the 20-day volume weighted average trading price on the TSX, at each six-month anniversary of the closing date of the transaction.
(3)	Reclamation and mine closure amounts represent the Company’s estimate of the cash flows associated with its legal obligation to reclaim mining properties. This amount will increase as site disturbances increase and will decrease as reclamation work is completed. Amounts shown on the table are undiscounted.
(4)	Including non-lease components such as common area maintenance and other costs.

Management’s Discussion & Analysis | 27

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

OUTSTANDING SHARE DATA

The following section updates the Outstanding Share Data provided in the condensed interim consolidated financial statements for the three months ended March 31, 2023 to the date of the MD&A:

Common shares:

Common shares outstanding at March 31, 2023	78,045,432
Common shares issued	114,336
Common shares outstanding at the date of the MD&A	78,159,768

Stock Options:

Stock options outstanding at March 31, 2023	4,674,257
Stock options exercised	(7,000)
Stock options cancelled	(167,779)
Stock options outstanding at the date of the MD&A	4,499,478

Warrants:

Warrants outstanding at March 31, 2023	110
Warrants expired	(110)
Warrants outstanding at the date of the MD&A	-

RSUs:

RSUs outstanding at March 31, 2023	1,794,306
RSUs vested	(76,923)
RSUs outstanding at the date of the MD&A	1,717,383

Investment Rights:

Tahltan investment rights outstanding at March 31, 2023 and at the date of the MD&A	79,858

Management’s Discussion & Analysis | 28

SKEENA RESOURCES LIMITED

Management Discussion and Analysis

Three months ended March 31, 2023
(Expressed in thousands of Canadian dollars within tables, unless otherwise noted)

OTHER INFORMATION

Directors:
Walter Coles, Jr. (Chair)	Executive Chairman
Craig Parry[1,2,3]	Lead Independent Director
Randy Reichert	President & Chief Executive Officer
Suki Gill[1,2]	Independent Director
Greg Beard[1,3]	Independent Director

Board Committees:

1.	Audit Committee
2.	Compensation Committee
3.	Nominating & Corporate Governance Committee

Officers:
Walter Coles, Jr.	Executive Chairman
Randy Reichert	President & Chief Executive Officer
Andrew MacRitchie	Chief Financial Officer
Paul Geddes, P.Geo	Senior Vice President, Exploration & Resource Development
Justin Himmelright	Senior Vice President, External Affairs & Sustainability
Robert Kiesman	Corporate Secretary

Corporate Head Office	Investor Relations
650 - 1021 West Hastings Street	Katie MacKenzie, Director, Investor Relations
Vancouver, BC	Phone: +1-604-684-8725
V6E 0C3 Canada	Email: info@skeenaresources.com
https://skeenaresources.com

Auditors	Solicitors
KPMG LLP	McCarthy Tétrault LLP
777 Dunsmuir Street	2400 - 745 Thurlow Street
Vancouver, BC	Vancouver, BC
V7Y 1K3 Canada	V6E 0C5 Canada

Registrar and Transfer Agent

Computershare Trust Company of Canada

510 Burrard Street

3rd Floor

Vancouver, BC

V6C 3B9 Canada

Management’s Discussion & Analysis | 29